UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

8 HaSatat St.,

Modi’in,

Israel 7178106

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 2, 2022, Vascular Biogenics Ltd. (“VBL”) issued a press release announcing an organizational streamlining designed to reduce operating expenses and preserve capital. As a result, VBL will reduce its workforce by approximately 35% of VBL’s full-time employees. The reduction in workforce, which is expected to be completed in August 2022, is expected to reduce operating expenses and extend VBL’s cash runway.

VBL expects to incur a one-time charge of approximately $0.6 million in the third quarter of 2022 related to the reduction in workforce, consisting primarily of one-time notice payments upon termination of certain Israeli employees and one-time severance payments upon termination of certain U.S. employees. VBL expects such payments to be the only direct expense of the reduction in workforce. VBL does not expect to recognize a share-based compensation expense for impacted employees related to vested awards and does not anticipate modifying the affected employees’ share awards in a manner that would result in additional expenses. The notice and severance-related charges that VBL expects to incur in connection with, or as a result of, the workforce reduction, are subject to a number of assumptions, and actual results may differ materially.

As part of the organizational streamlining, Dr. Ron Cohen, Dr. Bennett Shapiro and Ms. Alison Finger resigned from VBL’s board of directors, effective August 1, 2022. The resignations did not result from any disagreements with VBL on any matter relating to its operations, policies, or practices. This reduces the number of members of VBL’s Board of Directors from nine to six.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements may include, but are not limited to, statements regarding the workforce reduction and anticipated benefits therefrom, among others. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with the organizational realignments and projected benefits therefrom, as well as the risks and uncertainties associated with VBL’s business and industry and the other risks that can be found in VBL’s regulatory filings with the U.S. Securities and Exchange Commission (SEC), including in its annual report on Form 20-F for the year ended December 31, 2021, and subsequent filings with the SEC. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into VBL’s registration statements on Form F-3 (File Nos. 333-251821 and 333-238834), filed with the Securities and Exchange Commission on December 30, 2020 and April 19, 2021, respectively, to the extent not superseded by information subsequently filed or furnished (to the extent VBL expressly states that it incorporates such furnished information by reference) by VBL under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibits.

Exhibit Number	Description
99.1	Press Release Dated August 2, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: August 2, 2022	By:	/s/ Dror Harats
Dror Harats
Chief Executive Officer